Exhibit 11(a)

LAMAR ADVERTISING COMPANY

AND SUBSIDIARIES

Earnings Per Share Computation Information

Years ended December 31, 2014, 2013 and 2012

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net income applicable to common stock	$253,153,000	$39,774,000	$7,525,000
Weighted average common shares outstanding	95,218,083	94,387,230	93,379,246
Shares issuable upon exercise of stock options	66,043	358,285	287,395
Incremental shares of convertible debt	—	—	—
Weighted average common shares and common equivalents outstanding	95,284,126	94,745,515	93,666,641
Net income per common share basic and diluted	$2.66	$0.42	$0.08

The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2014, 2013 and 2012 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net income applicable to common stock	$253,153,000	$39,774,000	$7,525,000
Income impact of assumed conversions	—	—	—
Income available to common shareholders plus assumed conversion	$253,153,000	$39,774,000	$7,525,000
Weighted average common shares outstanding	95,218,083	94,387,230	93,379,246
Shares issuable upon exercise of stock options	66,043	358,285	287,395
Incremental shares from convertible debt	—	—	—
Weighted average common shares plus dilutive potential common shares	95,284,126	94,745,515	93,666,641
Net income per common share	$2.66	$0.42	$0.08